777 West Putnam Avenue, 3rd Floor

Greenwich, CT 06830

February 20, 2015

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Fifth Street Finance Corp.

Registration Statement on Form N-2

File No. 333-192770

Ladies & Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Fifth Street Finance Corp. (the “Registrant”) hereby respectfully requests that the above-captioned registration statement, including all amendments thereto, be ordered effective on February 23, 2015, at 10:00 a.m., New York City time, or as soon thereafter as practicable.

The disclosure in the referenced filing is the responsibility of the Registrant. The Registrant represents to the U.S. Securities and Exchange Commission (the “Commission”) that should the Commission, or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert staff comments or the action of the staff to declare the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Should you have any questions concerning this request, please contact me at (203) 681-3670 or our counsel, Steven B. Boehm, of Sutherland Asbill & Brennan LLP at (202) 383-0176.

Fifth Street Senior Floating Rate Corp.

By:    /s/ Richard A. Petrocelli

Name: Richard A. Petrocelli

Title: Chief Financial Officer